UNITED STATES                   ---------------------------
          SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                Washington, D.C. 20549               ---------------------------
                                                     OMB Number: 3235-0058
                                                     Expires: January 31, 2005
                      FORM 12b-25                    Estimated average burden
                                                     hours per response. . .2.50
              NOTIFICATION OF LATE FILING            ---------------------------

                                                     SEC FILE NUMBER     1-13752
                                                     CUSIP NUMBER      832156103

(Check One):
[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR
[ ]Form N-CSR

For Period Ended: MARCH 31, 2004
                  --------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

  Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A
           ----------------------------------------------------------

 PART I -- REGISTRANT INFORMATION

           SMITH-MIDLAND CORPORATION
           -----------------------
           Full Name of Registrant

           N/A
           -------------------------
           Former Name if Applicable

           5119 CATLETT ROAD, PO BOX 300
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

           MIDLAND, VA 22728
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           City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The Form 10-QSB could not be filed within the prescribed time due to the additional time required by Registrant's management to provide certain information to be included in the Form 10-QSB.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Lawrence R. Crews               540                        439-3266
    ------------------          -----------               ------------------
          (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under SECTION 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           At this time, we are still finalizing our consolidated financial results. We anticipate total revenues will be greater than the $4,490,142 in total revenues for the same period for 2003 and net income (loss) will also be improved as compared to a net loss of $278,825 for the same period in 2003.

                            SMITH-MIDLAND CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2004      By: /s/   Lawrence R. Crews
                                 ----------------------
                                 Lawrence R. Crews, CFO